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September 7, 2023

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do, Angela Connell, Tyler Howes and Suzanne Hayes

Re:	Metagenomi Technologies, LLC

Draft Registration Statement on Form S-1

Submitted August 3, 2023

CIK 0001785279

Dear Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Metagenomi Technologies, LLC (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on August 3, 2023 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated August 30, 2023, addressed to Brian Thomas, Ph.D. (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form S-1 filed August 3, 2023

Cover Page

1.

Please disclose on the prospectus cover page whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 12, 250 and 260 of Amendment No. 1 in response to the Staff’s comment.

Overview, page 1

2.	Revise your Overview discussion to clarify that you have no approved products and that all of your product candidates are preclinical.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3 and 131 of Amendment No. 1 in response to the Staff’s comment.

3.

We note there are other companies using CRISPR/CAS technology, alternative nuclease-based genome editing technologies, recombinase DNA and RNA gene writing, epigenetic editing, etc. Please explain your belief that your toolbox “uniquely” positions you to access the entire genome when you have indicated that there are private companies about which little is known.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 101 and 129 of Amendment No. 1 in response to the Staff’s comment.

Figure 1. Our Toolbox, page 2

4.	Please increase the font size of the text within the table.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the font text in the table on pages 2 and 130 of Amendment No. 1 in response to the Staff’s comment.

5.	Please remove the statement claiming your base editors will accelerate therapeutic development, as it appears speculative.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 130, 153 and 158 of Amendment No. 1 in response to the Staff’s comment.

Figure 2: Therapeutic Translation., page 4

6.

Please revise this graphic to separate the “Clinical” column into Phase I, Phase II and Phase III to clearly represent what development stages must be completed prior to commercialization of your therapeutic candidates. In addition, please combine your columns labeled “lead optimization” and “IND-enabling” into one preclinical development column.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4, 132 and 165 of Amendment No. 1 in response to the Staff’s comment.

7.

We note the inclusion of therapeutic candidates for renal disease and autoimmune/immuno-oncology in your pipeline table. Given the limited disclosure related to these programs, please explain why they are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in the Business section to provide a more fulsome discussion of these programs, including a description of development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table on pages 4 and 158.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 187 and 189 of Amendment No. 1 in response to the Staff’s comment to provide additional details related to indications in immuno-oncology and autoimmunity. Additionally, the Company respectfully advises the Staff that it has removed renal targets from Figures 2 and 23 on pages 4, 132 and 165 of Amendment No. 1 given the early nature of the Company’s renal program.

8.	We note that the gene for cardiovascular disease is “undisclosed.” If this gene has been determined, please revise your table, to identify the gene and describe this program.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4, 132, 165 and 176-178 of Amendment No. 1 in response to the Staff’s comment.

Critical Accounting Policies and Significant Judgments and Estimates, page 116

9.

We note the following disclosure from page 223: “The grant date fair value of all awards made under our 2023 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $                ; provided, however, that such amount shall be $                for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.” Please revise hereunder to disclose the extent to which any stock-based compensation has been awarded during 2023 (also noting the grants in March and June 2023 as disclosed on page F-43) and provide the fair valuations of each award. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 125 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that the 2023 Plan is not yet effective. Accordingly, no awards have been granted under the 2023 Plan, and all awards granted to date have been awarded under the 2019 Equity Incentive Plan. Additionally, the Company respectfully acknowledges the Staff’s comment and advises the Staff that once an estimated offering price is available, it will supplementally provide the requested information containing the fair value underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Business

Our Metagenomics Platform, page 131

10.

Please remove references to your genome editing systems potentially being “best-in-class” and “first-in-class” as it does not appear that your platform has resulted in any FDA approved therapies and future approved therapies are speculative.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 141, 143, 144, 155, 159, 163 and 164 of Amendment No. 1 in response to the Staff’s comment.

Moderna Strategic Collaboration and License Agreement, page 181

11.

We note your disclosure stating you are eligible to receive royalties ranging from a mid-single digit to a “low double-digit” percentage of annual net sales from licensed products. As drafted, it is unclear if “low double-digit” refers to a range within ten percentage points of a mid-single digit percentage. Please revise your disclosure to limit the royalty range to ten percentage points.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 104, 191 and F-24 of Amendment No. 1 in response to the Staff’s comment.

12.

Given your disclosure that you received a non-refundable upfront payment of $40.0 million, a $5.0 million payment for the first year of research costs, Moderna’s obligation to reimburse you for up to $5.0 million in annual research and development costs, your eligibility to receive development, regulatory and sales milestone payments and royalty payments, explain the statement that you will work with Moderna on the co-development and commercialization of products with respect to the DT Co-Co program and share costs and profits equally. Explain how sharing profits equally is consistent with a royalty provision. Will the milestone payments be considered part of Moderna’s share of the costs? Will the royalty payments to Metagenomi be considered part of its share in the profits?

RESPONSE: The Company respectfully advises the Staff that the cost-sharing arrangement under the DT Co-Co program specifically corresponds to costs incurred by both parties in relation to the DT Co-Co program. Specifically, any rights and obligations under the Moderna Agreement related to milestones and royalties do not relate to the DT Co-Co program (unless a party has exercised its right to opt-out under the agreement, in which case applicable milestone and royalty payments may apply). The Company respectfully advises the Staff that it has revised the disclosure on pages 104, 191 and F-24 of Amendment No. 1 in response to the Staff’s comment.

Our License and Collaboration Agreements, page 181

13.	For each agreement discussed in this section, please disclose the aggregate amounts paid to date and the aggregate amount of remaining potential payments under each agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 103, 105, 107, 109, 110, 191, 192 and 194 of Amendment No. 1 to reflect the aggregate amounts received by the Company to date under each agreement in response to the Staff’s comment. The Company also respectfully advises the Staff that potential future payments as defined under each agreement have been disclosed. The Company respectfully advises the Staff that the estimated future reimbursable costs are subject to periodic reviews and approvals by the parties, material changes, are variable in nature and, as a result, are difficult to estimate and not disclosed. Therefore the Company respectfully advises the Staff that such estimated future reimbursable costs are not disclosed in Amendment No. 1.

Affini-T Development, Option and License Agreement, page 182

14.	Please file the Development, Option and License Agreement entered into with Affini-T as an exhibit to your registration statement or tell us why you do not believe such a filing is required.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Development, Option and License Agreement entered into with Affini-T (the “Affini-T Agreement”) is filed as Exhibit 10.8 to Amendment No. 1.

15.

Explain the distinction between a regulatory milestone and developmental milestone. Additionally, given that you are eligible to receive a milestone of 933,650 based on an achievement of a regulatory milestone event, regardless of the value of the shares at the time of the event, please disclose the trigger event or tell us why you believe such information is not material.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 106, 192 and F-26 of Amendment No. 1 to clarify the distinction between a regulatory milestone and development milestone, as well as to disclose the triggering event for the receipt of 933,650 shares of Affini-T’s common stock upon achievement of the regulatory milestone under the Affini-T Agreement.

Intellectual Property

Patent Portfolio, page 188

16.	Please specify the type of protection (e.g., composition of matter, method of use or process) for each patent or patent application disclosed in this section.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 197-199 of Amendment No. 1 in response to the Staff’s comment.

Principal Stockholders, page 233

17.	Please revise the table on page 234 to identify the natural person(s) with voting and/or dispositive control over the shares held by Humboldt Fund I, LP, and Sake Holdings LLC.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 244 of Amendment No. 1 in response to the Staff’s comment.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it has provided the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7340.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

Enclosures

cc:

Brian C. Thomas, Ph.D., Metagenomi Technologies, LLC

Mitchell S. Bloom, Esq, Goodwin Procter LLP

Justin S. Platt, Esq, Goodwin Procter LLP